Exhibit 12
EnPro Industries, Inc.
Ratio of Earnings to Fixed Charges
(In millions, except ratio amounts)

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$(277.4)	$92.1	$50.9	$50.9	$(20.1)
Add: fixed charges (from below)	8.7	10.6	9.9	10.0	19.0

	$(268.7)	$102.7	$60.8	$60.9	$(1.1)

Fixed charges:
Interest expense	$8.1	$9.7	$9.1	$9.2	$14.9
Distributions on TIDES	—	—	—	—	3.3
Amortization of debt issue costs	0.6	0.9	0.8	0.8	0.8

	$8.7	$10.6	$9.9	$10.0	$19.0

Ratio (earnings divided by fixed charges)	A	9.7	6.1	6.1	A

A —	During the years ended December 31, 2006 and 2002 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes of $277.4 million and $20.1 million, respectively.